UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2014

Commission File Number: 001-36206

500.com LIMITED

500.com Building

Shenxianling Sports Center

Longgang District

Shenzhen, 518115

People’s Republic of China

(86 755) 8633 0000

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TABLE OF CONTENTS

SIGNATURE
EX-99.1

TABLE OF CONTENTS

Exhibit 99.1 - Press release: 500.com Limited Reports Second Quarter 2014 Financial Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

500.com LIMITED

By:	/s/ Man San Law
Name:	Man San Law
Title:	Chairman and Chief Executive Officer

Date: August 11, 2014

Exhibit 99.1

500.com Limited Reports Second Quarter 2014 Financial Results

SHENZHEN, China, August 11, 2014—500.com Limited (NYSE: WBAI) (“500.com” or the “Company”), a leading online sports lottery service provider in China, today reported its unaudited financial results for the second quarter of 2014.

Second Quarter 2014 Highlights

•	Total purchase amount was RMB2,093.2million (US$337.4million), representing a 98.4% increase from the first quarter of 2014 and a 199.1% increase from the second quarter of 2013.

•	Net revenues were RMB156.1 million (US$25.2million), representing a 73.8% increase from the first quarter of 2014 and a 185.4% increase from the second quarter of 2013.

•	Operating profit was RMB59.5million (US$9.6million), representing a 87.7% increase from the first quarter of 2014 and a 436.0% increase from the second quarter of 2013.

•	Net income attributable to ordinary shareholders was RMB75.4million (US$12.2million), representing a 174.2% increase from the first quarter of 2014 and a 544.4% increase from the second quarter of 2013.

•	Non-GAAP net income attributable to ordinary shareholders excluding share-based compensation expenses was RMB83.2million (US$13.4 million), representing a 156.8% increase from the first quarter of 2014 and a 473.8% increase from the second quarter of 2013.

•	Basic and diluted earnings per ADS[1] attributable to ordinary shareholders were US$0.37 and US$0.34, respectively.

•	Non-GAAP basic and diluted earnings per ADS attributable to ordinary shareholders excluding share-based compensation expenses were US$0.40 and US$0.37, respectively.

•	Number of active users was approximately 2,530,000 during the second quarter of 2014, representing a 121.2% increase from the first quarter of 2014.

“I am pleased to report a record quarter of solid growth across the board,” commented Mr. Man San Law, Founder, Chairman and Chief Executive Officer of 500.com. “Our growth momentum continued with revenue increasing significantly during the quarter as a result of the 2014 FIFA World Cup. Total purchase amount increased 199.1% year-over-year to US$337.4 million; a new record for the Company. Traffic continued to grow during the quarter, particularly through our mobile channels which now account for 34.3% of total purchases made. With mobile purchases exceeding one third of total purchases made for the first time, we will continue to invest in R&D and marketing as we look for new ways to innovate our mobile services and expand our use base to solidify our leading position. Revenues continued to increase as a result of our growing active user base which increased 121.2% sequentially to 2,530,000 users during the quarter. We are confident that the strategy we have in place will continue to increase shareholder value as we work to strengthen the sustainable foundation we have created as China’s leading online sports lottery service.””

[1]	American Depositary Shares, which are traded on the NYSE. Each ADS represents ten Class A ordinary shares of the Company.

Second Quarter 2014 Operational Results

Active Users

Active users increased by 121.2% to approximately 2,530,000 during the second quarter of 2014 from 1,144,000 in the first quarter of 2014.

Active New Users2

The Company had a total of 2,160,000 active new users during the quarter, an increase of 193.1% from 737,000 active new users during the first quarter of 2014. Active new users accounted for RMB1,228.3 million (US$198.0 million) of the Company’s total purchase amount during the second quarter of 2014, an increase of 660.1% from RMB161.6 million during the first quarter of 2014.

Active Users- Platforms

•	PC

The Company had a total of 1,067,000 active PC users during the quarter, an increase of 76.7% from 604,000 active PC users during the first quarter of 2014. Active PC users accounted for RMB1,374.9 million (US$221.6 million) of the Company’s total purchase amount during the second quarter of 2014, an increase of 74.1% from RMB789.5 million during the first quarter of 2014.

•	Mobile App

The Company had a total of 710,000 active mobile app users during the quarter, an increase of 193.4% from 242,000 active mobile app users during the first quarter of 2014. Active mobile app users accounted for RMB493.4 million (US$79.5 million) of the Company’s total purchase amount during the second quarter of 2014, an increase of 260.1% from RMB137.0 million during the first quarter of 2014.

[2]	Active new user is defined as a user who made their first purchase during the current year.

•	Mobile Website

The Company had a total of 1,475,000 active mobile website users during the quarter, an increase of 124.5% from 657,000 active mobile website users during the first quarter of 2014. Active mobile website users accounted for RMB224.9million (US$36.3 million) of the Company’s total purchase amount during the second quarter of 2014, an increase of 75.2% from RMB128.4 million during the first quarter of 2014.

Active Users - Direct and Third Party Channels

•	Direct Active Users

The Company had a total of 769,000 direct active users during the quarter, an increase of 134.5% from 328,000 direct active users during the first quarter of 2014. Direct active users accounted for RMB1,831.1 million (US$295.2 million) of the Company’s total purchase amount during the second quarter of 2014, an increase of 96.7% from RMB931.0 million during the first quarter of 2014.

•	Third Party Channels

The Company had a total of 1,761,000 third party channel active users during the quarter, an increase of 115.8% from 816,000 third party channel active users during the first quarter of 2014. Third party channel active users accounted for RMB262.1 million (US$42.2 million) of the Company’s total purchase amount during the second quarter of 2014, an increase of 111.5% from RMB123.9 million during the first quarter of 2014.

Second Quarter 2014 Financial Results

Net Revenues

Net revenues were RMB156.1million (US$25.2million), representing an increase of 185.4% from RMB54.7 million during the second quarter of 2013 and an increase of 73.8% from RMB89.8 million during the first quarter of 2014.

Total purchase amount was RMB2,093.2million (US$337.4million), an increase of 199.1% from RMB699.9million during the second quarter of 2013 and an increase of 98.4% from RMB1,054.9 million during the first quarter of 2014.

The significant increase in net revenues and total purchase amount was mainly due to the month-long FIFA World Cup which kicked off on June 13, 2014. Increased marketing efforts also contributed to the increase in total purchase amount.

Total service fees received from provincial sports lottery administration centers were RMB221.2million (US$35.7million), representing an increase of 196.9% from RMB74.5million during the second quarter of 2013 and an increase of 97.3% from RMB112.1 million during the first quarter of 2014, an increase approximately in-line with the increase in total purchase amount.

Operating Expenses

Operating expenses were RMB99.4million (US$16.0million), representing an increase of 104.9% from RMB48.5 million in the second quarter of 2013 and an increase of 64.3% from RMB60.5 million during the first quarter of 2014.

Cost of services were RMB14.1million (US$2.3million), representing an increase of 110.4% from RMB6.7 million during the second quarter of 2013 and 65.9% from RMB8.5 million during the first quarter of 2014. The year-over-year increases were mainly a result of the increase in the total purchase amount. Cost of services represented 9.0% of net revenues, compared with 12.2% in the second quarter of 2013 and 9.5% in the first quarter of 2014.

Sales and marketing expenses were RMB50.4million (US$8.1million), representing an increase of 143.5% from RMB20.7 million during the second quarter of 2013 and an increase of 141.1% from RMB20.9 million during the first quarter of 2014. Sales and marketing expenses represented 32.3% of net revenues, compared with 37.8% in the second quarter of 2013 and 23.3% in the first quarter of 2014. The year-over-year decrease in sales and marketing expenses as a percentage of net revenues was mainly due to the high sales and marketing expenses incurred during the first half of 2013 in promoting the Company’s business after having obtained Ministry of Finance approval while the sequential increase was mainly due to costs incurred in connection with increased promotional activities during the FIFA World Cup.

General and administrative expenses were RMB26.1million (US$4.2million), representing an increase of 75.2% from RMB14.9 million during the second quarter of 2013 and an increase of 9.2% from RMB23.9 million during the first quarter of 2014. Both the year-over-year and quarter-over-quarter increases were mainly a result of the increase in share-based compensation expenses associated with the share options granted to the Company’s employees during the fourth quarter of 2013 and the second quarter of 2014. On June 19, 2014, the Company granted certain directors, officers and employees options to acquire 34,561,800 shares with an exercise price of US$3.23 per share; equivalent to the market price of the Company’s publically traded shares on the previous day. General and administrative expenses represented 16.7% of net revenues, compared with 27.2% in the second quarter of 2013 and 26.6% in the first quarter of 2014. The decrease in general and administrative expenses as a percentage of net revenues was mainly due to the economies of scale created by the increase in net revenue.

Service development expenses were RMB8.8 million (US$1.4 million), representing an increase of 41.9% from RMB6.2 million during the second quarter of 2013 and an increase of 23.9% from RMB7.1 million during the first quarter of 2014. The increase was mainly due to an increase in the bonus accrued and the share-based compensation expenses associated with the share options granted to the Company’s employees in the Company’s research and development departments. Service development expenses represented 5.6% of net revenues, compared with 11.3% in the second quarter of 2013 and 7.9% in the first quarter of 2014.

Operating Profit

Operating profit was RMB59.5million (US$9.6million), representing an increase of 436.0% from RMB11.1 million during the second quarter of 2013 and an increase of 87.7% from RMB31.7million during the first quarter of 2014.

Non-GAAP operating profit excluding share-based compensation expenses was RMB67.3million (US$10.8million), representing an increase of 480.2% from RMB11.6 million during the second quarter of 2013 and an 83.9% increase from RMB36.6 million in the first quarter of 2014.

Operating profit as a percentage of net revenue was 38.1% for the second quarter of 2014, compared 20.3% during the second quarter of 2013, and 35.3% in the first quarter of 2014. Operating profit as a percentage of total service fees was 26.9%.

Non-GAAP operating profit as a percentage of net revenue was 43.1% for the second quarter of 2014, compared to 25.2% during the second quarter of 2013, and 40.8% in the first quarter of 2014. Non-GAAP operating profit as a percentage of total service fees was 30.4%.

Net Income

Net income was RMB75.4million (US$12.2million), compared with a net income of RMB11.7 million during the second quarter of 2013 and RMB27.5 million during the first quarter of 2014. The increase in net income was in-line with the increase in total purchase amount and was also attributable to the Company’s designation as a ‘Nation Key Software Enterprise’ by several government ministries which reduces the Company’s applicable tax rate to 10%.

Non-GAAP net income attributable to ordinary shareholders excluding share-based compensation expenses was RMB83.2million (US$13.4million), an increase of 156.8% sequentially.

Basic and Diluted Earnings per ADS

Basic and diluted earnings per ADS attributable to ordinary shareholders were US$0.37 and US$0.34, respectively.

Non-GAAP basic and diluted earnings per ADS excluding share-based compensation expenses were US$0.40 and US$0.37.

Cash and Cash Equivalents

As of June 30, 2014, the Company had cash and cash equivalents of RMB439.3million (US$70.8million), restricted cash3 of RMB15.6million (US$2.5million) and time deposits4 of RMB260.6million (US$42.0million) compared with cash and cash equivalents of RMB271.6 million, restricted cash of RMB16.2 million and time deposits of RMB435.3 million as of March 31, 2013.

Account Receivables

As of June 30, 2014, the Company had account receivables of RMB118.4 million (US$19.1 million), compared with RMB77.2 million as of March 31, 2014 mainly as a result of increased lottery purchase amount during the second quarter of 2014. As of July 31, 2014, RMB98.8 million, or 83.4% of total account receivables outstanding as of June 30, 2014 were collected.

Prepayments and Other Current Assets

As of June 30, 2014, the balance of prepayment and other current assets was RMB231.0 million (US$37.2 million), compared with RMB136.5 million as of March 31, 2014. The current period end balance mainly included: i) RMB125.4 million (US$20.2 million) of prepayments deposited with lottery administration centers for future lottery ticket purchases; ii) RMB50.5 million (US$8.1 million) of receivables from third party payment service providers; iii) RMB32.9 million (US$5.3 million) of receivables from lottery administration centers for winnings; iv) RMB22.2 million (US$3.6 million) of the current portion of deferred expenses and others.

[3]	Restricted cash represents government grants received but pending final clearance.
[4]	Time deposits represent six-month fixed-interest deposits with commercial banks.

Business Outlook

For the third quarter of 2014, the Company expects the total purchase amount to be between RMB2,200.0 million (US$354.6 million) and RMB2,300.0 million (US$370.8 million), representing a sequential increase of 5.1% - 9.9% and a year-over-year increase of 214.3% - 228.6%. These estimates reflect the Company’s current and preliminary view, which is subject to possible material changes.

Conference Call

500.com’s management will host an earnings conference call on Monday, August 11, 2014 at 8:00 a.m. U.S. Eastern Daylight Time (8:00 p.m. Beijing / Hong Kong the same day).

Dial-in details for the earnings conference call are as follows:

International:	+1-412-317-0790
U.S. Toll Free:	+1-877-870-4263
Hong Kong:	800-905945
China:	4001-201203
Passcode:	WBAI

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call through 12:00 a.m. U.S. Eastern Daylight Time, August 18, 2014. The dial-in details for the replay are as follows:

International:	+1-412-317-0088
U.S. Toll Free:	+1-877-344-7529
Passcode:	10050699

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of 500.com’s website at http://www.500.com.

Currency Convenience Translation

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB6.2036 to US$1.00, as set forth in the H.10 statistical release of the Federal Reserve Board on June 30, 2014.

About 500.com Limited

500.com Limited (NYSE:WBAI) is a leading online sports lottery service provider in China. The Company offers a comprehensive and integrated suite of online lottery services, information, user tools and virtual community venues to its users. 500.com was among the first companies to provide online lottery services in China, and is one of two entities that have been approved by the Ministry of Finance to provide online lottery sales services on behalf of the China Sports Lottery Administration Center, which is the government authority that is in charge of the issuance and sale of sports lottery products in China. According to iResearch, the Company had the largest market share among online lottery service providers for the first six months of 2013, in terms of the total purchase amount of sports lottery products.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

About Non-GAAP Financial Measures

To supplement the Company’s financial results presented in accordance with U.S. GAAP, the Company uses non-GAAP financial measures, which are adjusted from results based on U.S. GAAP to exclude share-based compensation expenses, deferred tax expense/benefit relating to outside basis differences in our consolidated affiliated entities. Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in table at the end of this release, which provide more details on the non-GAAP financial measures.

Non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of the Company’s continuing operations and prospects for the future. Non-GAAP financial information should not be considered a substitute for or superior to U.S. GAAP results. In addition, calculations of this non-GAAP financial information may be different from calculations used by other companies, and therefore comparability may be limited.

For more information, please contact:

500.com Limited

ir@500wan.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

500.com Limited

Condensed Consolidated Balance Sheets

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares)

	As of
	December 31, 2013	June 30, 2014	June 30, 2014
	RMB	RMB	US$
	Audited	Unaudited	Unaudited
ASSETS
Current assets:
Cash and cash equivalents	544,318	439,251	70,806
Restricted cash	71,662	15,610	2,516
Time deposits	121,085	260,576	42,004
Accounts receivable	62,522	118,374	19,082
Prepayments and other current assets	94,273	230,998	37,237
Deferred offering expenses	—	3,269	527
Deferred tax assets, current portion	16,016	27,309	4,402

Total current assets	909,876	1,095,387	176,574

Non-current assets:
Property and equipment, net	36,213	36,345	5,859
Intangible assets, net	3,377	4,271	688
Deposits	5,939	8,369	1,349
Long-term investment	—	6,037	973
Deferred tax assets, non-current	157	199	32
Other non-current assets	2,738	1,845	297

Total non-current assets	48,424	57,066	9,198

TOTAL ASSETS	958,300	1,152,453	185,772

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loans	12,802	—	—
Accrued payroll and welfare payable	13,012	9,128	1,471
Accrued expenses and other current liabilities	88,246	126,151	20,335
Income tax payable	4,507	12,963	2,090

Total current liabilities	118,567	148,242	23,896

Non-current liabilities:
Long-term payables	30,313	23,037	3,713

Total non-current liabilities	30,313	23,037	3,713

Total liabilities	148,880	171,279	27,609

Shareholders’ Equity:
Class A ordinary shares, par value US$0.00005 per share, 700,000,000 shares authorized as of December 31, 2013 and June 30, 2014; 66,539,000 and 198,709,412 shares issued as of December 31, 2013 and June 30, 2014, respectively	20	67	11
Class B ordinary shares, par value US$0.00005 per share; 300,000,000 shares authorized as of December 31, 2013 and June 30, 2014; 262,197,451 and 149,081,359 shares issued and outstanding as of December 31, 2013 and June 30, 2014, respectively	94	53	9
Additional paid-in capital	967,233	1,024,188	165,096
Accumulated other comprehensive income	10,492	22,361	3,605
Accumulated deficit	(168,419)	(65,495)	(10,558)

Total shareholders’ equity	809,420	981,174	158,163

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	958,300	1,152,453	185,772

500.com Limited

Condensed Consolidated Statement of Comprehensive Income

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares, per share (or ADS) data)

	Three Months Ended
	June 30, 2013	March 31, 2014	June 30, 2014	June 30, 2014
	RMB	RMB	RMB	USD
	Unaudited	Unaudited	Unaudited	Unaudited
Net Revenues	54,689	89,785	156,137	25,169

Operating expenses:
Cost of services	(6,729)	(8,529)	(14,126)	(2,277)
Sales and marketing	(20,659)	(20,946)	(50,389)	(8,123)
General and administrative	(14,875)	(23,903)	(26,053)	(4,200)
Service development expenses	(6,201)	(7,097)	(8,790)	(1,417)

Total operating expenses	(48,464)	(60,475)	(99,358)	(16,017)
Other operating income	6,849	2,559	3,292	531
Government grant	46	796	157	25
Other operating Expense	(2,028)	(999)	(748)	(121)

Operating profit	11,092	31,666	59,480	9,587
Interest income	79	4,030	5,033	811
Interest expense	(152)	(230)	(120)	(19)

Income before income tax	11,019	35,466	64,393	10,379
Income tax benefit (expense)	703	(7,945)	11,010	1,775

Net income	11,722	27,521	75,403	12,154
Other Comprehensive Income (loss), net of tax
Foreign currency translation gain (loss)	65	12,930	(1,111)	(179)

Comprehensive Income	11,787	40,451	74,292	11,975

Earnings per share for Class A and Class B ordinary shares:
Basic	0.05	0.08	0.23	0.04
Diluted	0.05	0.08	0.21	0.03
Earnings per ADS*
Basic	—	0.84	2.28	0.37
Diluted	—	0.77	2.08	0.34
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	228,768,220	328,736,451	331,116,713	331,116,713
Diluted	243,925,327	357,078,738	361,789,103	361,789,103

*	American Depositary Shares, which are traded on the NYSE. Each ADS represents ten Class A ordinary shares of the Company.

500.com Limited

Reconciliation of non-GAAP results of operations measures to the nearest comparable GAAP measures

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares, per share (or ADS) data)

	Three Months Ended
	June 30, 2013	March 31, 2014	June 30, 2014	June 30, 2014
	RMB	RMB	RMB	USD
	Unaudited	Unaudited	Unaudited	Unaudited
Operating profit	11,092	31,666	59,480	9,587
Adjustment for share-based compensation expenses	519	4,910	7,790	1,256
Adjusted operating profit (non-GAAP)	11,611	36,576	67,270	10,843

Net income	11,722	27,521	75,403	12,154
Adjustment for deferred tax expense relating to outside basis differences	2,214	—	—	—
Adjustment for share-based compensation expenses	519	4,910	7,790	1,256
Adjusted net income (non-GAAP) (unaudited)	14,455	32,431	83,193	13,410

Earnings per share for Class A and Class B ordinary shares (non-GAAP)
Basic	0.06	0.10	0.25	0.04
Diluted	0.06	0.09	0.23	0.04
Earnings per ADS* (non-GAAP)
Basic	0.63	0.99	2.51	0.40
Diluted	0.59	0.91	2.30	0.37

*	American Depositary Shares, which are traded on the NYSE. Each ADS represents ten Class A ordinary shares of the Company.